SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of November 2005


                       FRESENIUS MEDICAL CARE CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F  [X]               Form 40-F  [ ]


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes [ ]                      No [X]


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         On November 2, 2005, the Centers for Medicare and Medicaid Services ("CMS") released its final rule for reimbursement of medications administered by ESRD facilities for calendar year 2006. Among other things, the rule provided for the following: (1) payment for separately billable drugs and biologicals furnished by ESRD facilities would be based on 106% of average sales price; (2) a 14.7% drug add-on to the ESRD composite rate; and (3) certain modifications of the geographic and wage index based adjustments of the ESRD composite rate. The final rule will have a small positive impact on our 2006 operating results.

         On November 9, 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. Previously, claims for Epogen reimbursement were subject to focused CMS review when the ESRD patient's hematocrit level reached 37.5 or more. In the new monitoring policy, CMS recognized that there is considerable natural variability in individual patient response to the drug which makes it difficult to maintain a hematocrit within a narrow range. Consequently, CMS will not initiate monitoring of claims until the patient's hematocrit level reaches 39.0 (hemoglobin of 13.0). Under the new monitoring policy, for services furnished on or after April 1, 2006, CMS will expect a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS will limit Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. We are in the process of analyzing CMS's new Epogen and Aranesp monitoring policy and any impact it may have on our operating results.

         This Report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333-128899) filed October 7, 2005 by Fresenius Medical Care AG (the "Company") and shall be part thereof and the prospectus included therein from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DATE: November 29, 2005


                                     FRESENIUS MEDICAL CARE
                                     AKTIENGESELLSCHAFT


                                     By: /s/ DR. BEN LIPPS
                                         ---------------------------------------
                                         Name:  Dr. Ben Lipps
                                         Title: Chief Executive Officer and
                                                Chairman of the Management Board


                                     By: /s/ LAWRENCE A. ROSEN
                                         ---------------------------------------
                                         Name:  Lawrence A. Rosen
                                         Title: Chief Financial Officer